 Exhibit 99.5

Earnings Call 1

INFOSYS LIMITED EARNINGS CALL-1

Q4 & FY 2015 RESULTS

April 24, 2015

CORPORATE PARTICIPANTs

Vishal Sikka

Chief Executive Officer& Managing Director

Pravin Rao

Chief Operating Officer

Rajiv Bansal

Chief Financial Officer

Sandeep Mahindroo

Investor Relations

ANALYSTS

Edward Caso

Wells Fargo

Anantha Narayan

Credit Suisse

Yogesh Agarwal

HSBC Securities

Ankur Rudra

CLSA

Mitali Ghosh

Bank of America

Sandeep Muthangi

IIFL

Viju George

JP Morgan

James Friedman

Susquehanna

Ashish Chopra

Motilal Oswal Securities

Moderator

Ladies and Gentlemen, Good Day and Welcome to the Infosys Earnings Conference Call. As a reminder, all participant lines will be in the listen-only mode. There will be an opportunity for you to ask questions after the presentation concludes. Should you need assistance during the conference, please signal an operator by pressing ‘*’ then ‘0’ on your touch tone telephone. Please note that this conference is being recorded. I now hand the conference over to Mr. Sandeep Mahindroo. Thank you and over to you sir.

Sandeep Mahindroo

Hello, everyone. Welcome to Infosys Earnings Call to Discuss Q4 & FY 15 Financial Results. I am Sandeep from the Investor Relations team. Joining us today on this call is CEO and MD – Vishal Sikka, along with other members of the leadership team. We will start the call with some remarks on the strategy and performance of the company. Subsequently, we will open up the call for questions.

Before I hand it over to the management team, I would like to remind you that anything which we say which refers to our outlook for the future is a forward-looking statement which must be read in conjunction with the risk that the company faces. A full statement and explanation of these risks is available in our filings with the SEC which can be found on www.sec.gov. I would now like to pass it on to Dr. Vishal Sikka.

Vishal Sikka

Thank you, Sandeep. Hi, friends. As I speak to you today, we close the rewarding year but also a disappointing quarter. Rajiv and I will address the details of the financial performance during the course of this call but I want to take a few minutes to outline my thoughts on the year behind us and our outlook on the road ahead of us. We find the external environment to be one where concerns related to currency, energy and other areas as well as technological disruptions have created volatility. However, I believe that these are not structural issues and that despite these a company that is focused on innovations and on efficiency, can achieve great results. I believe that the traditional model of IT Services is dying, but yet businesses continue to look for partners who can help them grow and innovate, who can help them renew their operations and their business and do so in reliable and agile ways.

Over the last eight months I took over as CEO, some of our weaknesses as a company, especially in sales and other processes and in the delivery culture driven by proactive innovation have become starkly clear to me; however, I have also found that we have key strengths that more than outweigh these challenges. We have an immense ability to educate and to learn, perhaps the best in the world. We have a deep organizational desire to change and improve and we have a great ability to recruit the best talent and to bring these talent into teams that are deeply client-centric and passionate about their work. It is these strengths that give me the confidence in our strategy despite the weaknesses to turn all of our aspirations into commitments. It is clear that in our operations especially in sales we need to execute better both in improving our existing operations and in bringing new solutions to the market.

Our recent organizational realignment has freed up senior management leaders to focus exclusively on client relationships and business developments. We will continue to make additional changes to further strengthen our ability to execute and deliver on our aspiration as needed and our aspiration is clear industry leading profitable growth by financial year 2017.

We have launched some specific initiatives to execute against our “Renew and New” strategy in sales and consulting and delivery and in IP creation. We are rethinking all of our client-facing function. We are doing this by streamlining our sales function, by unifying delivery and by bringing design thinking as a deep competency within all of our client engagement functions, as well as redesigning our RFP and oral processes. We are establishing systematic innovation as an imperative in every single project that we deliver. We are doing this by putting together what is possibly the largest ever training program in design thinking. Since its launch in October 2014, about 25,000 employees have been trained in design thinking to an immersive one day long training session.

We have launched a new notion of a zero distance to innovation projects where every project manager is given a specific “Five-Point Innovation Agenda”, every project that we do, tens of thousands of projects will follow this approach, and more than 1,700 of our projects have already been following this for the last 6 weeks. We are bringing in next-generation technology architectures and upgrading the internal development infrastructure to include competency in Open Source, Big Data, Cloud Infrastructure, Mobility, etc. We are accelerating our products with Finacle and Edge and our platform with IIP, the Infosys Automation Platform (IAP) and our Panaya business.

We established a new leadership structure for the Products and Platform businesses and we are building expertise and credibility in Open Source software including contributing code back to the community. We have more than 30 new training courses across these various projects and we are now training more than 2,500 employees per month in Open Source technology. As a result of this focus, Finacle saw 14.2% growth quarter-over-quarter in constant currency and Edge also saw a significant growth. Finacle sustained its business momentum with 23 wins and 11 go-lives this quarter including Standard Bank in South Africa and Qantas Credit Union in Australia among others. On Edge, we had 12 wins and 3 clients go live within the quarter.

In a short duration of less than two quarters, we have more than 100 projects with clients going about using IIP, 15 of these pilots have already been completed, where each pilot is an extremely agile one, taking 3 to 5 weeks to close, 4 of these are already in full production and 17 contracts are in the final stages of being executed.

Our Infosys Automation Platform for Infrastructure Management has been deployed in 9 projects and has a pipeline of 31 projects already. We are able to show nearly 40% productivity improvement in our deployments using IAP. Infosys also has a strong AI practice which has seen a spike in the number of projects over the last 9-months, especially in Engineering and Finance where we have proven success in providing solutions to complex and diverse problems using real next-generation Artificial Intelligence technologies like machine learning, neural networks, and probabilistic networks. We are especially proud of our relationship with Boeing, where we have been working on knowledge-based engineering to develop software tools with the objective of reducing the flow time in the aircraft development process using Artificial Intelligence. I believe that we can bring this notion to many enterprise landscape.

Syngenta, a world leader in agri business, had application performance challenges in their management reporting due to large volume of data. We at Infosys did a project with IIP to improve this performance by 12 to 60x. At Syngenta again, the Infosys Automation Platform is automating the SAP user authorization request and improving their user productivity through speedy close of authorization requests. In addition, Syngenta went live with the TradeEdge Dealer Management System in last quarter to manage distributors in two states in India. This will be rolled out to distributors across other states and other countries in Asia over the course of next year.

And with Panaya which we acquired during Q4 we are seeing up to 50% productivity improvement in testing; at ABB in Brazil we saved 30% on testing time; at Inchcape we saved 50% in testing in duration and documentation efforts; at CBC, the Coca Cola Israel, we completed their 6-month project in just 2.5 months; and at Royal Resort we saved them 73% effort in SAP development.

We are transforming Infosys Consulting to be the tip of our sphere. We have consolidated our various consulting units and our senior global leadership and in the last few months we have completed more than 20 client engagements in Design Thinking and we have a pipeline of 100 more. One outstanding success to Design Thinking has been the transformation of our relationship with RWE, one of the largest utility companies in Europe. Peter Terium, the CEO of RWE, has said this and I quote “Our company, and in fact, our entire industry is in the midst of a massive transformation. Given the scale of the market disruption, RWE has started our innovation journey more than 2-years ago. In this change journey, our interactions with Infosys on Design Thinking have already yielded great value by increasing the scope of what we even thought as possible. I look forward to an increasingly strategic and collaborative partnership between our companies using Design Thinking in Silicon Valley and around the globe.”

We are improving employee engagement and participation and we have established a SWAT team to simplify our processes, to empower people and to eliminate bureaucracy. We have already simplified immigration, travel, and device policies for employees. We announced 100% bonus payouts in Q2 and Q3, which I believe has helped us to retain good talents. Due to this and other employee engagement measures to deeply involve our employees in our innovation and our journey, I am very happy to report that our employee attrition has been contained; we had 1,768 employee exits in January, 1,437 in February and 1,352 in March, this can be compared to 2,850 exits in May of 2004 and 2,528 in July just prior to my joining.

We are opening new frontiers to our business with a unique approach to investments, M&A, Startups and with our $500 mn investment fund and we are reaffirming that every day learning and lifelong learning is the way of life at Infosys and we are doing so by launching a next-generation learning platform updating our curriculum in our training program, sponsoring an Executive MBA for our top talent with the Stanford Graduate School of Business and by collaborating with leading Universities around the world in areas like Artificial Intelligence and database and data sciences.

As a result of all of these initiatives and others, I believe also that client confidence in Infosys has increased. Their concerns about leadership transitions, stability, and the perceived lack of agility and positioning for the future have largely abated. I have personally met one-on-one with more than 170 top client executives and more than 500 clients and I sense their excitement to be associated and engaged with Infosys.

Some examples from last quarter: House of Fraser selected Infosys to deliver a strategic transformation of retail programs bringing advanced technology to their multi-channel business. House of Fraser is a famous UK retailer which is now a part of the Sanpower Group in China. ABN Amro selected Infosys as one of its strategic partners to drive its business transformation. Infosys will deliver services across the application development and maintenance as well as testing and product implementation life cycle for ABN Amro. Western Union Financial Services selected us for an 11-year turnkey project where we take end-to-end ownership to modernize, maintain, and support their worldwide settlement system. And a leading global excess delivery company selected us to simplify and transform their entire technology application landscape.

Today, we are also announcing two strategic investments: We have taken an investment, a stake in an exciting startup called Airviz in the Internet of Things area and we have entered into a definitive agreement to acquire Skava, whose mobile commerce tooling platform is used by leading retailers around the world.

I would now like to talk briefly about our performance in the quarter that ended on the 31st of March, the lessons that we have learnt and the actions we are taking. We closed the last quarter of fiscal 2015 at $2.159 bn revenue in reported currency and $2.208 bn in constant currency. So naturally I am disappointed that we could not do better compared to the guidance that we had provided for the year despite a promising first three quarters. But I am pleased of course that our cost structures have stabilized and we are able to balance the investments and profitability while returning higher dividends to investors as we are doing today and Rajiv will talk about this and our bonus issue in more detail. Thanks to our operational efficiency initiative; the operating margin of the company has significantly improved from 23.5% in Q1 of fiscal 2014 to 25.7% in Q4 fiscal 2015. We will continue our focus on improving utilization from eliminating waste, reducing onsite employee cost as a percentage of the revenue, and bringing more agility into our business enabling functions. This is vital to generating the cash flows that are required to invest into our “Renew and New” strategy. This positive momentum coupled with the corrective measures that I have outlined, will help us recover the loss of momentum that we saw in Q4 2015.

Our year-on-year guidance for financial year ’16 is to grow in the range of 10% to 12% at constant currency. I expect that we will grow at a minimum of 10% in constant currency. The mission of our company is to achieve an aspirational goal of $20 bn in revenue by 2020 at at-least 30% in operating margin. We wish to see new services like Design Thinking, AI and the Intellectual Property-led businesses to contribute at least 10% of our revenue by then. We expect our inorganic investments to influence approximately $1.5 bn in new revenue by then. We will increase the revenue per employee to $80,000, by deploying automation and innovation in existing businesses. We expect to generate at least 30% productivity improvements in existing service line from these solutions and new platforms in our Edge portfolio work. They work on different revenue models and will contribute disproportionately to our revenue per person.

Our goal is also to bring attrition levels down to the lowest in the industry and to achieve at least 25% in diversity in our top leadership. Our aspiration is to make Infosys a great place to work and attract the best talent in the industry across the globe. I am confident that the steps that we are taking will get us there, will get us back to being the bellwether of our industry, to being a next-generation services company, one that delivers innovation for a world that is fundamentally being reshaped by software.

Let me now hand over to Rajeev for his comments and I will come back for the Q&A session after that. Thank you.

Rajiv Bansal

Thank you, Vishal. Good Afternoon everyone. We ended FY 15 with revenues of Rs.53,319 crores, a year-on-year growth of 6.4% in rupee terms, in dollar terms we grew 5.6%. On a constant currency basis based on FY 14 average rate, we grew by 7.1%. If you recollect we had given a guidance of 7% to 9% in April based on March 31, 2014 rate. We grew by 7.7% based on 31st March, 2014 rate; however, our revised guidance was to 7% to 9% based on September 30th and we have grown by 6.5% based on those exchange rates. We had delivered an EPS growth of 15.8% year-on-year on a revenue growth of 6.4%.

I believe we have done exceedingly well on the margin front in FY 15; our operating margins for the year improved by 190 basis points on reported basis and 240 basis points on constant currency basis. This is after wage hike to all employees effective April 2014, and 25,000 promotions during the year. We increased the average variable payout for employees from 64% in FY-’14 to 86% in FY 15. We also did midyear wage hikes for significant number of our employees effective October 1. We also increased our investment in training and employee engagement during the year. All these helped us to bring down annualized attrition from 23.4% in Q1 to 13.4% in Q4.

We have been able to show a remarkable improvement in operating margins because of our focus on improving operational efficiencies. Our onsite effort mix came down from 30.6% in FY 14 to 28.8%. Utilization level went up from 76.4% to 81% in FY-’15.

Pricing though has been under pressure and has declined by 2.8% year-on-year basis on reported basis and 1.4% on constant currency basis. Though we have done well year-on-year on operational parameters and our margins, growth continues to be a challenge.

Our Q4 revenues in USD declined by 2.6% quarter-on-quarter on reported basis and by 0.4% on constant currency basis.

Pricing continues to be under pressure and has declined by 3.8% quarter-on-quarter on reported basis and by 1.7% on constant currency basis.

Our utilization for the quarter declined by 410 basis points to 78.6% excluding trainees, primarily due to lower volume growth.

Our operating margins for the quarter was at 25.7%, a sequential decline of 100 basis points. We had a cross currency impact of 70 basis points on our Q4 margins.

We added 14,471 employees gross during the quarter with a net addition of 6,549 employees. We have rolled out an average wage hike of 6.5% for our employees in India and 2% for employees outside of India, including promotions and other benefits, these increases will be an average of 7.5% to 8% for India and 2.5% for outside India. It is important to note that this is in addition to the midyear hike that we did for significant number of people in October.

We had committed to relook at our capital allocation and cash deployment policy in line with the company’s strategy of “New and Renew” which Vishal just articulated. We did our planning and financial model for the next 5-years. M&A is going to be an integral part of our strategy and as such we would like to allocate a significant part of our incremental cash flows to it. We also need to make significant investment in Infrastructure and in Technology Assets. Therefore, we need to spend 50% of our incremental cash flows on M&A and investment in Infrastructure and Technology Assets. Keeping this in mind we recommended to the Board an increase in dividend payout from current 40% of the post-tax profit to 50%. This implies a final dividend of Rs.29.50 per share for fiscal 2015 equivalent to Rs.14.75 per share after 1:1 bonus issue if approved by the shareholders. The Board accepted the same subject to shareholder approval in the AGM.

An increase in dividend payout from 40% to 50% of net profits will negatively impact our FY 16 EPS by approximately 58 paisa due to lower non-operating income. The Board has also recommended a bonus issue of one equity share for every equity share held and a stock dividend of 1 American depository share for every ADS held as on the record date to be determined.

The global currencies have seen extreme volatility during FY-’15 especially in the last four to five months. Almost all global currency except Indian rupee have depreciated against the US dollar. Based on the average exchange rate realized in Q4 over Q3, Euro depreciated by 10.7% against the dollar; AUD depreciated by 8.5%. Considering the volatility, we believe that our current hedging policy of taking short term hedges is in line and we would wish to continue with that. We had outstanding hedges also about a billion dollars as of the quarter end.

Our yield for the quarter was at 9.04% as compared to 9.24% in Q3. Yields are likely to decline further due to expected softening of interest rate in India. Our effective tax rates for FY-’15 is at 28.6%, we expect it to be between 28% to 29% for FY-’16. We spent Rs.66 crores in Q4 and Rs.254 crores in FY-’15 towards CSR.

Coming to geo segments: Both North America and Europe grew by 7% constant currency in FY-’15, Rest of the World grew by 8% while India declined by 1%. Amongst verticals, Energy, Communication, and Services grew by 10.5%, Manufacturing grew by 9.7%, Financial Services and Insurance grew by 6.1% while Retail, Consumer Products grew by 3.3% in constant currency for FY-’15.

Although Finacle has declined by 9% in constant currency terms for FY-’15, it had a nice growth in the last two quarters, a sequential constant currency growth of 4.9% in Q3 and 14.2% in Q4. BPO grew by 7.2% in FY-’15 on constant currency basis though it declined by 2.7% quarter-on-quarter in constant currency in Q4.

Our cash and cash equivalents were at Rs.32,585 crores as of March 31, 2015. Our cash and cash equivalents have declined in Q4 mainly on account of : we paid Rs.1,376 crores to the acquisition of Panaya and acquiring its stake in Nova. A payment of Rs.3,246 crores towards taxes including a demand from Tax Authorities in India for assessment year ‘10-11, the same has been paid, and we have filed an appeal with the Income Tax Appellate Tribunal. Capex of 655 crores, and increase in DSO by 4-days from 61 to 65 days.

We are guiding for a 10% to 12% constant currency growth in dollar terms for FY-’16. Our FY-’16 growth has been impacted by 380 basis points due to adverse cost currency movement and therefore on reported basis we are guiding for a revenue growth of 6.2% to 8.2%. The guidance in INR terms is 8.4% to 10.4% on reported basis. We have done exceedingly well by substantially improving our operating margins for FY-’15 while we have continued to make necessary investments to accelerate growth.

We had earlier provided an operating margin band of 25% (+/-1%) based on the currency rate at that time; however, as you know during the last two quarters most global currencies have depreciated significantly against the US dollar and this has negatively impacted our operating margins by about 100 basis points. Despite that we would like to retain the margin band that we had given earlier of 25% (+/-1%). However, operating margins may be volatile quarter-on-quarter. As in every year, the first quarter will see an impact from increase in salaries, promotions, and investment in new visas. I expect the first quarter operating margins to be impacted by 250 basis points because of these reasons.

With that we will open the floor for questions.

Moderator

Thank you very much, sir. Ladies and Gentlemen, we will now begin the question-and-answer session. Our first question is from Edward Caso of Wells Fargo. Please go ahead.

Edward Caso

I was curious what you can offer on pricing both realization in the quarter as far as your view and if you could just split it between sort of new technology efforts and the existing Run the Business offerings?

Vishal Sikka

Hi Edward. On the new, the growth has been dramatic, but it is still very-very small and it is very early. So the projects that I talked about is a sum total of about a total of 250 projects, if you look at Design Thinking, the IIP, IAP work, and AI. On these projects there is no pricing pressure, these are high margin, high value projects; however, these are 250 projects compared to more than 8,000 master projects that have more than 40,000 sub-projects. So this is a very different kind of a scale. It will take several more quarters for the new effort to become a meaningful part of the revenue, I would expect that at least the next 2 to 3 quarters we will not see a substantial effect from the new projects in the revenue. On the traditional project, that is why we have started our efforts in renewing those, using automation, using new technologies as well as bringing more efficiency into that, as I mentioned, with the “Five Point Innovation” that we are bringing to every single project. In the traditional business, we do see pricing pressure and we expect this and we are prepared for this. Perhaps Pravin, you can talk more about this.

Pravin Rao

For Q4 we had a pricing dip of 3.8% on a reported basis and 1.7% on a constant currency, and for the year we had 2.8% decline on year-on-year basis and 1.4% on constant currency basis, and that in a sense as Vishal said is a reflection of what we are seeing. About 62% of our business still comes from the business and IT operation space, that space is heavily commoditized, and to win deals we have to go very aggressive on pricing. And over a period of time we are investing heavily in Automation, Artificial Intelligence, productivity improvement, and so on. So, we are confident over a period of time we will be able to go aggressive, win deals, at the same time manage the pricing but in the short-term we will continue to see challenges.

Edward Caso

Congratulations on getting the employee turnover down. Now that the 6.5% average wage increase appears to be below the level of some of your major peers. Any sense on your employee reaction to that and could you have to make mid-course corrections during the year?

Rajiv Bansal

You have to see it in the perspective that we also gave a midyear wage hike to about 20,000 of our employees in October. The numbers that we have rolled out of 6.5% excludes the benefits and promotions including which it will be somewhere between 7.5% to 8% and if you add the midyear hike that we gave it is in line with the industry. So I think if you look at the major competition has also rolled out hikes in the same range. So I think we are comfortable with the kind of hikes we have rolled out. During the year if we see opportunities to increase further we would do so.

Vishal Sikka

And beyond that we are transforming ourselves towards a much more of a performance-driven culture where we are continuously identifying and rewarding higher performance.

Moderator

Thank you. Our next question is from Anantha Narayan of Credit Suisse. Please go ahead.

Anantha Narayan

Thanks Vishal and Rajiv for some very comprehensive opening remarks. My question was essentially on the guidance and the couple of pass-through that. One is on the margin front, Rajiv, you have been indicating this (25+/-) and it is heartening to know that you are maintaining that, but how should we think about it? Is it likely to be at the lower end of the range in the initial few years that you make these investments and then come up to the higher range or do you think it does not really depend upon that? And secondly, in terms of the revenue guidance, I was just curious about the philosophy the way you currently think about, because earlier there was a philosophy in Infosys that you guys conservatively try to beat it, while it appears like Wipro, for example, give a very realistic guidance range so just curious about that?

Vishal Sikka

I believe that 10-12% is very realistic. Based on the environment that I see out there, a minimum of 10% growth I believe is within our reach. We did have a loss of momentum in Q4 from the traditional services business, but the way in which we see things evolving, I feel comfortable with this number. With regard to the margin, maybe Rajiv can add more detail. Let me give my overview thoughts and Pravin perhaps add if you feel like it. The way to look at this is we have had the guidance of 25(+/-1). We do see a negative effect of currency in there to the tune of about 100 basis points, but we do see improvements on the one hand as a result of automation, the improvements in productivity and bringing new technology, for example, we already had our first deal that we did in the last quarter with Panaya, bringing in added effect where a hired software as a services as well as a lesser number of traditional people together, created a package where we see a better margin and higher productivity. So, in the near-term, perhaps you can see some of this effect, but we are confident that whatever the negative effect we see due to the pricing pressure and due to currency, will be compensated for by the improvements in productivity and by the other utilization, other efficiency improvement that we bring. Rajiv?

Rajiv Bansal

Just to add, Anantha, the whole idea of giving a range was so that I do not have to give specific numbers as a lower end or upper end, but adding to what Vishal was saying, even if you look at this year, we did make substantial investments in our business if you look at a number of sales people, they have increased almost 20-30%, if you look at the wage hikes, the variable payout to employees, we gave 25,000 promotions, we had a backlog of promotions which we cleared. So we have done significant investments in the business this year, but we were still able to improve our operating margins by about 240 basis points on a constant currency basis. So, I think that gives us the confidence that we can still maintain our margins in the band of 25%(+/-1%) while meeting the needs of the business to make investment. If there is a need to make to further investments, then yes, the margins could be towards a lower range, but I think that is something that we will have to see how it plays out quarter-on-quarter but at this point of time, we feel comfortable with the band that we have given.

Anantha Narayan

Just a quick follow up, in terms of the guidance, does that include any element of acquisitions like Callidus for example?

Vishal Sikka

The guidance that we have given is based on whatever we have in the current portfolio and because Callidus also we closed yesterday, you can assume that as a part of this but this is not a significant part of the revenue obviously. And if we were to do any other deals over the course of the year, that we are excluding from this guidance. You have to see this, the traditional services will continue to experience margin and pricing pressure, and that is why these automation, the platform efforts and Panaya and things of this nature, they bring us into the higher productivity, higher automation, higher margins kinds of areas. That is where we will see more growth. So, that is why we feel comfortable with both the guidance as well as the margin.

Moderator

Thank you. The next question is from the line of Yogesh Agarwal of HSBC Securities. Please go ahead.

Yogesh Agarwal

I just have a couple of questions if I may: Firstly, can you talk a little bit about the reasons why there was a bit of loss of momentum in the fourth quarter? And secondly, related to that, it seems like most of your peers have also kind of talked about a bit of loss of demand momentum whereas some other western larger companies have done pretty well, especially considering the macro in US is looking reasonably good. So, any views on why there has been this loss of momentum – is this heightened competition or just a momentary blip in demand?

Vishal Sikka

Maybe I can talk at a higher level and then Pravin can add additional nuances if necessary. At a high level, there are obviously ramp downs happening in certain industries because of the effect that we see in Energy, in Telecom and currency and so forth. And that combined with this need that customers have to see additional value, additional strategic engagement, and the use of not just doing things at a lower cost but also improving the outcome, creates this effect where traditional business gets under pressure. So, some of it is due to more or less macroeconomic factors and which will come and go, but others are due to more structural trends in the industry. I think this is how you have to see that. That is why we are encouraged that the steps that we have taken in terms of renewing ourselves both from a delivery perspective organizationally and culturally are absolutely necessary as well as the move that we have made from organically investing in developing our own platform, developing our own IP-based services and the growth that we see there and the investments that we are making in reeducating our workforce and so forth are absolutely necessary as a step to get there. Pravin, do you want to add anything?

Pravin Rao

I think in Q4 we had a challenge, overall pipeline is decent, if I look at it from a yearly perspective, we had good growth in Manufacturing, Financial Services was doing reasonably well and we expect the momentum to continue, Insurance is a little bit of pressure and Vishal talked about Energy and Energy continues to be a challenge. Telecom also continues to be soft with pressure on both top line as well as on the bottom line. Retail, while it has been a challenge for us in the last few quarters, we expect better momentum in Retail in the coming year. So net-net, from a pipeline perspective, we have a decent pipeline barring a couple of sectors which are challenged due to sectoral issue. So, we are confident that the current pipeline that we have and with the initiatives underway, we should be able to do well with respect to our guidance.

Moderator

Thank you. The next question is from Ankur Rudra of CLSA. Please go ahead.

Ankur Rudra

Just a first question if I could re-ask on pricing, this appears to be the second quarter in a row where we have seen a sharp divergence between your constant currency growth and volumes. Is there significant increase in pricing pressure in the traditional business, any particular parts of business that you can elaborate upon?

Vishal Sikka

Ankur, exactly that was my point, I see this as a structural issue in the industry that all IT Services companies have to deal with and this is why I believe that the traditional model that we have been familiar with is dying and days are numbered. That is why we need the ability to differentiate on the services that we offer using automation and using innovation. And to complement those renewed services with completely new kinds of innovative capability. So that has to be done. That is my sense is that the downward pricing pressure and margin impact that you see in other companies is not something that is temporary, but it is more structural as a result of the changes that are happening in technology and in the industry.

Ankur Rudra

If you could collaborate upon the guidance for FY16, we are exiting the year at a relatively weak note, the guidance even at the mid-point appears to be building in a bit of an acceleration. Could you maybe clarify; will that be first half-led versus second half in your traditional business?

Vishal Sikka

My sense is that it is not that we see a dramatic increase in the pipeline compared to where we have been, but we do see a differentiated win rate as a result of the differentiation that we are bringing into our traditional services, using many of the initiatives that I talked about. The traditional services will continue to experience these pressures, but the platforms, the Panaya, the higher margin areas as well they will see significantly higher growth. So my sense is that as the effects of this automation and these new things kick in, then the second half of the growth will unlike the past will actually see higher growth as well. So, when we put all of these things together, that gives us the basis for our guidance.

Ankur Rudra

Should we assume that the headwinds you faced this quarter will continue in the first and the second half you would expect benefits from your technology-led acquisitions to flow through?

Vishal Sikka

I think for now, we have to see that certainly the effects of automation and the platforms and so forth will become meaningful towards the second half of the year, but in the near term the effect that we will see will be from just better operational efficiency, better operational performance converting our pipeline and things of this nature. It is true that I would agree that the automation and some of these new areas will have lesser effect in the beginning and more as we go forward.

Moderator

Thank you. The next question is from Mitali Ghosh of Bank of America. Please go ahead.

Mitali Ghosh

Congratulations on the progress made in various initiatives as you have outlined. I had a question also on next year’s guidance. We are just trying to understand how much of this is predicated on wins already, deals already in the bag and how much on the pipeline and client mining. So, maybe if you could elaborate on the large deal wins this quarter? And also any other color you could provide in terms of perhaps geographies where you are seeing traction and which service lines you are expecting will drive this growth?

Pravin Rao

We had five large deal wins in this quarter, total TCV of $414 mn, three were in Retail, two were in Manufacturing, three in North America, one in Europe and one in GMU, our growth market. Overall, I think when we look at the pipeline, as I said earlier, as we are seeing decent pipeline in Financial Services, we are seeing decent pipeline in Retail, we are seeing decent pipeline in Life Sciences, Manufacturing momentum, we are seeing similar kind of pipeline what we have seen in the year though from a number of large deal perspective it is muted. Our challenge is in Insurance to some extent, but to a large extent in Telecom and Energy, other than that we feel okay. There is no real difference between Europe and North America, in fact we are seeing decent pipeline in Europe as well after quite a few quarters, though it may vary from industry-to-industry, for instance, in Manufacturing, we are seeing better pipeline in Americas than in Europe, whereas in Financial Services it will be other way round. At overall level I think when we look at the pipeline mix its consistent across geographies and to a large extent across verticals. So, it is difficult to differentiate.

Mitali Ghosh

Secondly, Vishal, I wanted to understand the assumptions for your 2020 guidance or aspiration that you outlined. Broadly, what is the context for that what you are assuming perhaps in terms of growth in IT spend, which areas, is it more a market share driven gain you are looking at? And also if I got that correctly I think you are talking about a 30% EBIT margin. If you could just elaborate by when you are looking at that and what you expect your business mix to be, which will give you that kind of a margin?

Vishal Sikka

That is the aspiration that we have of getting to $20 bn by 2020 at 30% margin and $80,000 of revenue per employee. If we look at that point and look backwards from there from 2020, the world that I see is that we will see a new kind of services, what we have referred to as “Next-Generation Services” where people are surrounded by software, where people are surrounded by technology, and so therefore you have a much more productive and much more capable individual that is empowered by education, by new capabilities, and by an ability to take advantage of software and automation around them to become much more amplified, if you will. So that is the vision. And the path to get there from here is basically the path of the three big components, the renewal of the existing services, completely new kinds of services that we are just launching now, and in parallel doing some inorganic work to bolster our capabilities and the way we have split that up for now for the planning purposes is that the organic stuff will account for roughly let us say a billion and a half out of the $20 bn, 10% of the revenue will come from what we are referring to as the “New Services” which is the Artificial Intelligence project, the Design Thinking work to help identify the important problems of our customers are next-generation problem, and then bringing innovative new solutions that are done rapidly to live to solve those new problems. These are problems for which there are no consulting packages, for which there are no best practices yet, there are no package systems that you bring in and so on. You have to identify, you have to problem-find and you have to build out the solutions to these things. So, that entire area with the next-generation data science and applications, AI applications and Design Thinking type problems, we are assuming that we will have 10% of our revenue coming from that area, platforms, and products, product-oriented services as well as AI, Design Thinking and so on. So that leaves the remaining from the ‘renew’ of our existing services and this is where we bring now the power of AI to the existing service offerings that we have in BPO, in Infrastructure Management, in Verification, in Application Development and Product Engineering, Automating Package System Implementation work and so forth. And we believe that we can grow this between 13 and 14% to get to that 16.5% that this would be. This is sort of how we are modeling out the $20 bn at that time. And again, the assumption of the profit, 30% margin that I have talked about, is basically that the surrounding the person with the software, so that the person become more productive, the person is more valuable, and the software has of course higher margin, gives us to that aspiration to get to the 30% number and to the $80,000 per employee number. Currently, we are at approximately $52.3 thousand revenue per employee and the aspiration is to get this to $80,000. If we could do that, then we will be the leader, we will have transformed ourselves into this next-generation IT company, which is basically helping solve the great problems that our customers have.

Mitali Ghosh

Just lastly one very quick question, on sales side I think you mentioned that you are transforming, rethinking the client-facing function. Any color on that in terms of maybe how much you are expanding sales or how differently you are doing sales in terms of strategy?

Vishal Sikka

We are working on that, some of that we have already done, for example, we recently did realignment of our organization where we focus ourselves into five verticals each with one leader that are focused on client relationship and business development with an increased, but yet more focused global portfolio. So, that has already been done and that is already showing results. Beyond that we are streamlining the sales function by bringing Design Thinking as a core competency to help start next generation new initiative. As I am sitting here in Chennai talking to all of you, Sandeep is in Palo Alto, doing two Design Thinking Workshops with two of our leading clients in his segment, and we recently did this a two-day session with RWE as I talked about which is from Rajesh’s portfolio, and we have also done more than 80% of our sales leadership has already gone through the Design Thinking training themselves. So, these are some of the kinds of initiatives that we are doing. But beyond these we want to bring a lot more focus on the operational efficiency especially in mining accounts and pursuing large deals. We are redesigning and reinventing the RFP and orals process. I come from a world where the whole RFP or oral thing is somewhat new to me, and when I saw the process, it looks like an ancient process, and it is something that is right to be redesign. So we are in the middle of doing that putting together a beautiful approach around that. So, there are many such ways, both organizationally and operationally as well as strategically that we are reorienting the sales function. Mitali, one key I could add and Sanjay Purohit is sitting right here. We want to see increasing the consulting as our “Tip of the Sphere”, as we go into our engagements. Traditionally, consulting has been more focused on existing practices to doing implementation for existing packages and best practices are already known, where we want to transform this to what Sanjay is working on, is to transform consulting into an area, where we can first have the strategic dialogue with the customers not only on their operational efficiency-oriented parts of the business their renew parts of their business, but also on what are the next-generation problems that these businesses have, and that will help consulting establish itself as a key strategic part of the engagement and what we referred to as a “Tip of our Sphere”. So, that is another key aspect of refocusing our sales effort.

Moderator

Thank you. The next question is from Sandeep Muthangi of IIFL. Please go ahead.

Sandeep Muthangi

I had a quick question on the margins: Can you please walk me through the gross margin movement during the quarter because most of the traditional levers have indicated margin pressure, utilization is down, you have had cross currency headwinds, etc., but gross margins improved by more than 100 bps, so I am curious to know why that happened?

Rajiv Bansal

That is true. During the quarter, we saw utilization drop, we saw pricing drop, and we had a cross currency impact. Considering our performance during the quarter, we have also reduced our variable pay for employees to 70%, which has given as 120 basis points improvement on the margin.

Sandeep Muthangi

And then one final question on the growth characteristics during the quarter. I just wanted to check if you had seen things worsening during the quarter or if you had thought in December or January that this quarter you are going to see this kind of a price pressure or is this something that caught you also off guard?

Pravin Rao

I think getting into the quarter, we felt that we had a decent chance looking at the pipeline, but a combination of things, some of the projects got pushed out, we were not able to convert a couple of opportunities which we had anticipated, pricing pressure was much higher than what we anticipated, it is a combination of things, where in fact, if you look at utilization and other things we had planned for much higher volume growth it did not materialize. Again, I cannot see a trend in that. So we continue to look at the pipeline, we are reasonably confident about the coming quarter.

Moderator

Thank you. The next question is from Viju George of JP Morgan. Please go ahead.

Viju George

I just had one question about your guidance: Given that Q3 and Q4 are traditionally weaker and given that lower end of the guidance is 3.1% or 3.2% CAGR, you are essentially sort of looking to really meet the most of it in the next couple of quarters really because that is what matters and that is not something you have done for three-to-four years now, so what is the confidence that you will be able to do it?

Vishal Sikka

My sense, Viju, is that yes, you are right, if you look back over the last five years or so, our Q3, Q4 performance has traditionally been worse than Q2, but as I mentioned, we see an increasing role that automation and innovation will play in our existing portfolio, so we saw the first signs of this with Panaya helping and participating some of these end-to-end Application, Maintenance and Upgrade Package deal. So, my sense is that traditional Q3, Q4 performance that we see. So, based on the pipeline, as Pravin said, as well as based on the effects of this automation kicking in both in terms of better differentiating our offerings as well as in terms of improving our productivity and our ability to win better, will result in a better second half than we have had, and then based on the pipeline that we see and our ability to see in the first couple of quarters that account for the rest. So 10 to 12% at constant currency under the circumstances is something that we feel quite confident about.

Viju George

And I had just one more question on seniors that we are hiring, Vishal. There have been a lot of news reports buzzing around how several executives are coming in and joining Infosys from your erstwhile company SAP. Can you just sort of detail for us, what is the kind of role you intend to play for them, what is the kind of business models you might envisage for them to take part in and shape for Infosys going forward? Are you going to be more attached to the traditional business or something like that, just a little bit more color please?

Vishal Sikka

There only two of the senior team –Michael and Abdul are in the Delivery, Research and development-oriented area. Nobody from the executive team have moved so far, so all the EVPs and core corporate functions are exactly the way they were when I inherited these by and large, the exception of a couple of changes that we have made in the last eight months. So I think that this whole fascination with the hiring of the executive from SAP seems to be like way overblown in my view. Ritika is heading M&A, the rest of the team is in core enabling function, because we see a longer-term renewal at our hand, when I started I talked about a next third of century or 33 years that we saw in the next 33 years. So, by and large the colleagues that we have brought in are in these more transformational cultural-oriented areas, the operational areas of the company are still exactly the way they were when I started. In terms of the products and services mix, I think as I have said before, we are a services company, we are going to continue to be a services company, but we do foresee that the next-generation services company is one where the traditional services are augmented or amplified by software or product type services, IP-oriented services. We see that now happening with Edge, with Finacle, as well as with the platforms that we are surrounding with. So, if you look at the world before Panaya and the world after Panaya, just as an example, to see how you can model this out for the rest of the business. When we go into a package implementation or an upgrade or a migration kind of a deal, traditionally, it would be a bunch of people that would go in either in a time and material or a fixed price contract. Now, you have people plus software. So you have less number of people perhaps more skilled people because you can charge higher rate for the people and the less number of people is compensated by additional software. So, even if the total cost for the customer in fact comes down, the margin goes up and more people are freed for additional project. This is sort of how we see the world evolving from one where a bunch of people would be put on to a project. This is sort of the assumption that we have and that model of services is not changing because a few people from SAP joined 180,000 employees company.

Moderator

Thank you. The next question is from James Friedman of Susquehanna. Please go ahead.

James Friedman

Vishal, by 2020 is a very helpful structure. Do we assume that replaces the previous assumption of industry level growth by 2017?

Vishal Sikka

It would certainly give us more breathing room, but no, we are doing both of those. Keeping the three-year target that Mr. Murthy have established and in addition establishing this longer term path in front of us.

James Friedman

Do you notice that Design, Automation strategies are being embraced by particular verticals or is it across the organization?

Vishal Sikka

Both. The role of Design Thinking, from an organizational perspective it is much more about bringing a new kind of a skill into the Services business, which is to be more proactive to bring an innovative mindset to every single projects that we do, whereas Design Thinking as a sales oriented or a consulting-oriented skills is much more about helping clients identify the next-generation problems that we have. We had a very interesting experience recently where a leading CPG company which is among other business in the chocolate business, identified the role of sugar in the future as one of their key strategic priorities. And this kind of a problem you identify using Design Thinking. There is not an SAP or an Oracle or a workday package for sugar in chocolate, this is something that you find using Design Thinking or the utility example that I gave from Peter, the CEO of RWE, where an entire industry has gone through a complete transformation because of the regulation, because of the shutdown of atomic energy and because of consumer becoming much more active with sustainability and so forth, and the company is rethinking their entire future. This kind of a thing requires the completely new kind of a fair scale and that is what Design Thinking brings. So, there are two different parallel tracks – one to bring Design Thinking so that they can be creative in their jobs, they can become much more of helping clients find problems and goes up that innovative value chain, and on the other hand having sales colleagues and consulting colleagues who become able to have transformative dialogues with clients about the strategic areas and so forth. So, they are two different, but both equally important thing and both using the same skills obviously.

Moderator

Thank you. The next question is from Ashish Chopra of Motilal Oswal Securities. Please go ahead.

Ashish Chopra

I had a couple of questions: First one was actually around the guidance. So just wanted some color on how you are actually building in it in terms of growth for traditional services, especially considering the fact that your constant currency productivity has been down by a couple of percentage points in the last couple of quarters. So, would you really see that trend kind of extrapolating even going to the next year or how are you currently thinking about it?

Vishal Sikka

As I mentioned earlier, we see the results of the investments that we are making in these areas like Automation and so forth, kicking in and helping us improve the productivity of our offering, our services, and giving at least a 10% constant currency growth over the course of this year and then overtime as these initiatives kick in, as the platforms and all these technologies kick in, accelerating that growth in the latter years. This is sort of how we see this evolution happening.

Ashish Chopra

If only I can put this in another way, would you then expect the volume growth to be much better because of the fact that the pricing is trended downwards and you need to meet a 10 to 12% kind of revenue guidance?

Vishal Sikka

I think where we have come from basically revenue growth corresponds to volume growth or the number of people that we hire and overtime we see that changing to run where the revenue per employee become significantly higher, which in our aspiration it is going from $52,500 now to $80,000 per employee by 2020. So, you would see a slowdown in the rate at which we add the number of employees to the company. So if you just do the math on this $20 bn by 2020 and $80,000 per employee, that means that we are aspiring roughly in the ballpark of 250,000 employees for using $20 bn in revenue as opposed to 175,000 to 180,000 for using $9 bn in revenue right now. So, that is sort of the direction that we see this taking where software and our productized services surrounding people becomes an increasingly important part of the offering.

Ashish Chopra

My second question was actually around capital allocation. So like you mentioned Dr. Sikka in your remarks aspiration for 2020 as well, you expect around $1.5 bn from inorganic and then 10% from newer areas and considering that the cash in the kitty right now is well over $5.5 bn and with the generation of free cash flow of well over billion dollars annually, so would you not see room for some more cash to be shared in terms of payout or any other mechanism or would you think that this would be the optimal rate even in the future years, the one that you announced in terms of 50% payout?

Vishal Sikka

Today, as Rajiv mentioned, we did the dividend increase as well as the bonus offering. So I do not want to rule out any of this in the future including any large acquisition that might make sense, $1.5 bn that I talked about that is something that we are baking into the plan and then of course there are unforeseen opportunities that might arise, that might get us to shell out more of the cash pile for an acquisition or consider other kinds of things. So, we are not ruling out any other moves that we might make from a capital allocation point of view, but for now we believe that the right thing to do is to increase the dividend, do the bonus stock move that we made, and then continue to be more agile to respond to additional circumstances as they might surface.

Rajiv Bansal

Just to reiterate, we have increased the dividend payout twice over the last four quarters, from 30 to 40 to 50 now, so I think that is a significant increase, almost 50% of the net profit, we are not talking about free cash flows, we have been having 100% cash generation in the past but 50% is a very significant dividend payout ratio, and as Vishal said, what we are baking into the model the next five-year model is 50% towards CAPEX, towards technology assets and M&A, but it does not rule out any large opportunities which may come across to us.

Ashish Chopra

The acquisition that you announced, so if you could elaborate a little bit more in terms of the spaces in which it operates? And any color around the financials would also be very helpful?

Vishal Sikka

Maybe I can say a couple of things and then Ritika is here, she can add more. It is a company called Callidus, it is more popularly known as Skava, it is a mobile commerce platform that transforms existing properties into mobile properties primarily in area of mCommerce for retail, they have some major customers like Toys R Us, Macy’s, Kohl’s and things like that primarily in retail and we have seen the evolution of mobile especially with mdot mobile world taking on a great momentum this year especially in the US, where traditional commerce sites will become much more mobile and so forth. The company has a great bit of technology that they have done to mostly automatically convert and existing site into a mobile site and then they have a great design expertise to then from that automatically created mobile site to transform that into a great mobile experience either on a mobile browser or through native apps and so forth. So that is basically the idea. It is an extremely innovative product, great sticky product and works extremely well….we believe that it is a great complement to both our retail, vertical as well as in particular our digital offering. So we are quite excited about it.

Sandeep Mahindroo

Thanks everyone for joining us on this call. We look forward to talking to you again during the call in the evening a couple of hours from now as well as during the course of this quarter. Have a good day.

Moderator

Thank you. Ladies and Gentlemen, on behalf of Infosys, that concludes this conference. Thank you for joining us and you may now disconnect your lines.